UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X] MERGER

         [ ] LIQUIDATION

         [ ] ABANDONMENT OF REGISTRATION

         [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY

2. Name of fund: THE NEVIS FUND, INC.

3. Securities and Exchange Commission File No.: 811-08689

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

         [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code):

         2 HAMILL ROAD
         SUITE 272
         BALTIMORE, MD 21210

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         RYAN F. HELMRICH
         MORGAN, LEWIS & BOCKIUS LLP
         1111 PENNSYLVANIA AVENUE, NW
         WASHINGTON, DC 20004
         (202) 739-5498

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7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

   THE MAJORITY OF THE ACCOUNTS, BOOKS AND OTHER DOCUMENTS REQUIRED TO BE MAINTAINED BY SECTION 31(A) OF THE ACT AND THE RULES THEREUNDER ARE MAINTAINED AT:

   CITIGROUP FUND SERVICES, LLC
   TWO PORTLAND SQUARE
   PORTLAND, MAINE 04101
   (207) 822-6680

   THE RECORDS REQUIRED TO BE MAINTAINED UNDER RULE 31A-1(B)(1) WITH RESPECT TO JOURNALS OF RECEIPTS AND DELIVERIES OF SECURITIES AND RECEIPTS AND DISBURSEMENTS OF CASH ARE MAINTAINED AT:

   BROWN INVESTMENT ADVISORY & TRUST COMPANY
   901 S. BOND STREET, SUITE 400
   BALTIMORE, MARYLAND 21231 (410) 537-5400

   THE RECORDS REQUIRED TO BE MAINTAINED UNDER RULE 31A-1(B)(5), (6) AND (9) ARE MAINTAINED AT:

   BROWN ADVISORY INCORPORATED
   901 S. BOND STREET, SUITE 400 BALTIMORE, MARYLAND
   21231 (410) 537-5400

8. Classification of fund (check only one):

         [X] Management company;

         [ ] Unit investment trust; or

         [ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

         [X] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

    Maryland

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11. Provide the name and address of each investment adviser of the fund
    (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    BEGINNING SEPTEMBER 16, 2005:
    BROWN INVESTMENT ADVISORY INCORPORATED
    901 S. BOND STREET SUITE 400
    BALTIMORE, MD 21231

    PRIOR TO SEPTEMBER 16, 2005:
    NEVIS CAPITAL MANAGEMENT LLC
    2 HAMILL ROAD
    SUITE 272
    BALTIMORE, MD 21210

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    SEI INVESTMENTS DISTRIBUTION CO.
    ONE FREEDOM VALLEY DRIVE
    OAKS, PA 19456

13. If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [   ] Yes                                   [X] No

         If Yes, for each UIT state:
                  Name(s):

                  File No.: 811- __________

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes [ ] No

         If Yes, state the date on which the board vote took place:
         SEPTEMBER 16, 2005

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         If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes [ ] No

         If Yes, state the date on which the shareholder vote took place:
         DECEMBER 30, 2005

         If No, explain:

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  DECEMBER 30, 2005

         (b) Were the distributions made on the basis of net assets?

                  [X] Yes [ ] No

         (c) Were the distributions made pro rata based on share ownership?

                  [X] Yes [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only: NOT APPLICABLE
                  Were any distributions to shareholders made in kind?

                  [   ] Yes                                   [   ] No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only: NOT APPLICABLE
         Has the fund issued senior securities?

         [   ] Yes                                   [   ] No

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         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes [ ] No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [   ] Yes                                   [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [   ] Yes                                   [X] No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                  [   ] Yes                                   [   ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [   ] Yes                                   [X] No

         If Yes,
         (a) Describe the type and amount of each debt or other liability:

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         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

                  (i)   Legal expenses:                                  $79,177

                  (ii)  Accounting expenses:                                  $0

                  (iii) Other expenses (list and identify separately):

                                    RUN-OFF "TAIL" INSURANCE COVERAGE    $85,714

                  (iv) Total expenses (sum of lines (i)-(iii) above):   $164,891

    (b) How were those expenses allocated? THE FUND DID NOT BEAR ANY OF THE EXPENSES IN CONNECTION WITH THE MERGER.

    (c) Who paid those expenses? NEVIS CAPITAL MANAGEMENT LLC PAID $85,714
        FOR TAIL INSURANCE COVERAGE. BROWN INVESTMENT ADVISORY PAID THE REMAINING EXPENSES ASSOCIATED WITH THE MERGER, PURSUANT TO THE TERMS OF THE AGREEMENT AND PLAN OF CONVERSION AND TERMINATION.

    (d) How did the fund pay for unamortized expenses (if any)? NOT APPLICABLE

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ] Yes                                    [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

         [   ] Yes                                   [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

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         [   ] Yes                                   [X] No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

                  BROWN ADVISORY OPPORTUNITY FUND, A SERIES OF FORUM FUNDS

    (b) State the Investment Company Act file number of the fund surviving the Merger:

        811-3023

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

        A FORM OF THE AGREEMENT AND PLAN OF CONVERSION AND TERMINATION
        WAS FILED AS APPENDIX A TO THE COMBINED PROXY STATEMENT AND PROSPECTUS ON FORM N-14 ON NOVEMBER 23, 2005, FILE NO. 333-129031.

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Nevis Fund, Inc., (ii) he or she is the Vice President and Assistant Secretary of The Nevis Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.



                                   /s/ Michael T. Pang
                                   ---------------------------------------------
                                   Name:    Michael T. Pang
                                   Title: Vice President and Assistant Secretary